FORM 11-K




                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission File Number 1-812



                        UNITED TECHNOLOGIES CORPORATION
                       REPRESENTED EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)



                        UNITED TECHNOLOGIES CORPORATION
                          United Technologies Building
                              One Financial Plaza
                          Hartford, Connecticut  06101
               (Name of issuer of the securities held pursuant to
          the plan and the address of its principal executive office)




































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           FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                        REPRESENTED EMPLOYEE SAVINGS PLAN

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Pension Administration
  and Investment Committee of
  United Technologies Corporation
  and Members of the United Technologies
  Corporation Represented Employee Savings Plan


In our opinion, the accompanying statements of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial position of the United Technologies Corporation Represented Employee Savings Plan at November 30, 1993 and 1992, and the results of its operations and the changes in its plan equity for the year ended November 30, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE
Hartford, Connecticut
May 19, 1994





















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
              UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                              Statement of Financial Condition
                                      November 30, 1993
                         (Thousands of Dollars, except unit values)

                                                                                                         UTC
                                                                    Income Fund     Equity Fund       Stock Fund
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $    342,013    $           -    $          -
    Beneficial interests in Bankers Trust Company Pyramid
     Fixed Income Index Fund, at market                                       -                -               -
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                             -           58,256               -
    Beneficial interests in Bankers Trust Company Pyramid
     International Securities Index Fund, at market                           -                -               -
    United Technologies Corporation Common Stock, at market
     plus accrued dividends ($40)                                             -                -           5,396
    Participant loans, at cost plus accrued interest                          -                -               -
    Temporary investments, at cost plus accrued interest                      8                1             126
        Total Investments                                               342,021           58,257           5,522

  Contributions and fund transfers receivable                               984                1              68
  Accrued investment sales                                                    -                -              42
        Total Assets                                                    343,005           58,258           5,632

Less - Liabilities:
  Contributions and fund transfers payable                                    -              812              62
  Loans payable, net                                                        330               69              13
        Total Liabilities                                                   330              881              75

Plan Equity                                                        $    342,675    $      57,377    $      5,557

Units of participation                                               74,930,510        6,349,254       1,173,881

Unit value                                                         $       4.57    $        9.04    $       4.73


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                              Statement of Financial Condition
                                      November 30, 1993
                         (Thousands of Dollars, except unit values)

                                                                                                       Funds
                                                                    Global Fund      Loan Fund        Combined
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $          -    $           -    $    342,013
    Beneficial interests in Bankers Trust Company Pyramid
     Fixed Income Index Fund, at market                                     751                -             751
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                           956                -          59,212
    Beneficial interests in Bankers Trust Company Pyramid
     International Securities Index Fund, at market                         797                -             797
    United Technologies Corporation Common Stock, at market
     plus accrued dividends ($40)                                             -                -           5,396
    Participant loans, at cost plus accrued interest                          -            5,616           5,616
    Temporary investments, at cost plus accrued interest                    159                -             294
        Total Investments                                                 2,663            5,616         414,079

  Contributions and fund transfers receivable                                31               55           1,139
  Accrued investment sales                                                    -                -              42
        Total Assets                                                      2,694            5,671         415,260

Less - Liabilities:
  Contributions and fund transfers payable                                    -                -             874
  Loans payable, net                                                          2             (382)             32
        Total Liabilities                                                     2             (382)            906

Plan Equity                                                        $      2,692    $       6,053    $    414,354

Units of participation                                                1,857,271        6,053,000

Unit value                                                         $       1.45    $        1.00


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                              Statement of Financial Condition
                                      November 30, 1992
                         (Thousands of Dollars, except unit values)

                                                                                                        UTC
                                                                    Income Fund     Equity Fund      Stock Fund
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $    312,318    $           -    $          -
    Beneficial interests in Bankers Trust Company Pyramid
     Fixed Income Index Fund, at market                                       -                -               -
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                             -           50,949               -
    Beneficial interests in Bankers Trust Company Pyramid
     International Securities Index Fund, at market                           -                -               -
    United Technologies Corporation Common Stock, at market
     plus accrued dividends ($37)                                             -                -           3,801
    Participant loans, at cost plus accrued interest                          -                -               -
    Temporary investments, at cost plus accrued interest                      1                -             215
        Total Investments                                               312,319           50,949           4,016

  Contributions and fund transfers receivable                               669                2              57
        Total Assets                                                    312,988           50,951           4,073

Less - Liabilities:
  Contributions and fund transfers payable                                    2              890               1
  Loans payable, net                                                        433               66              15
  Accrued investment purchases                                                -                -              62
        Total Liabilities                                                   435              956              78

Plan Equity                                                        $    312,553    $      49,995    $      3,995

Units of participation                                               73,875,419        6,101,343       1,198,740

Unit value                                                         $       4.23    $        8.19    $       3.33


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                              Statement of Financial Condition
                                      November 30, 1992
                         (Thousands of Dollars, except unit values)

                                                                                                       Funds
                                                                    Global Fund      Loan Fund        Combined
Assets:
  Investments:
    Beneficial interests in contracts issued by insurance
     companies, at cost plus accrued interest                      $          -    $           -    $    312,318
    Beneficial interests in Bankers Trust Company Pyramid
     Fixed Income Index Fund, at market                                     346                -             346
    Beneficial interests in Bankers Trust Company Pyramid
     Equity Index Fund, at market                                           428                -          51,377
    Beneficial interests in Bankers Trust Company Pyramid
     International Securities Index Fund, at market                         327                -             327
    United Technologies Corporation Common Stock, at market
     plus accrued dividends ($37)                                             -                -           3,801
    Participant loans, at cost plus accrued interest                          -            2,808           2,808
    Temporary investments, at cost plus accrued interest                     18                -             234
        Total Investments                                                 1,119            2,808         371,211

  Contributions and fund transfers receivable                                15               26             769
        Total Assets                                                      1,134            2,834         371,980

Less - Liabilities:
  Contributions and fund transfers payable                                    -                -             893
  Loans payable, net                                                         (2)            (422)             90
  Accrued investment purchases                                                -                -              62
        Total Liabilities                                                    (2)            (422)          1,045

Plan Equity                                                        $      1,136    $       3,256    $    370,935

Units of participation                                                  903,131        3,256,000

Unit value                                                         $       1.26    $        1.00


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                       Statement of Income and Changes in Plan Equity
                              Plan Year Ended November 30, 1993
                                   (Thousands of Dollars)

                                                                                                        UTC
                                                                    Income Fund     Equity Fund      Stock Fund
Contributions:
  Members                                                          $     31,128    $       5,754    $        921
  Employer                                                               10,430            1,509             255
        Total Contributions                                              41,558            7,263           1,176

Investment Income:
  Interest                                                               25,171                -               5
  Dividends                                                                   -                -             158
        Total Investment Income                                          25,171                -             163

Repayments on loans                                                       1,078              239              58

Unrealized appreciation of investments                                        -            3,433           1,116

Gain on sale of investments                                                   -            1,771             380

Deduct:
  Distributions to members:
    In cash                                                              33,562            4,899             443
    In shares of United Technologies Corporation Common Stock                 -                -              10
  Loans to participants                                                   3,539              730              84
  Earned and unapplied forfeitures                                            7                -               1
        Total Deductions                                                 37,108            5,629             538

Inter-fund and inter-plan transfers                                        (577)             305            (793)

Net Increase in Plan Equity                                              30,122            7,382           1,562

Plan Equity November 30, 1992                                           312,553           49,995           3,995

Plan Equity November 30, 1993                                      $    342,675    $      57,377    $      5,557


                (See accompanying Notes to Financial Statements)

              UNITED TECHNOLOGIES CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
                       Statement of Income and Changes in Plan Equity
                              Plan Year Ended November 30, 1993
                                   (Thousands of Dollars)

                                                                                                       Funds
                                                                    Global Fund      Loan Fund        Combined
Contributions:
  Members                                                          $        720    $           -    $     38,523
  Employer                                                                  205                -          12,399
        Total Contributions                                                 925                -          50,922

Investment Income:
  Interest                                                                    1              261          25,438
  Dividends                                                                   -                -             158
        Total Investment Income                                               1              261          25,596

Repayments on loans                                                          47           (1,419)              3

Unrealized appreciation of investments                                      167                -           4,716

Gain on sale of investments                                                  18                -           2,169

Deduct:
  Distributions to members:
    In cash                                                                 111              436          39,451
    In shares of United Technologies Corporation Common Stock                 -                -              10
  Loans to participants                                                      33           (4,391)             (5)
  Earned and unapplied forfeitures                                            -                -               8
        Total Deductions                                                    144           (3,955)         39,464

Inter-fund and inter-plan transfers                                         542                -            (523)

Net Increase in Plan Equity                                               1,556            2,797          43,419

Plan Equity November 30, 1992                                             1,136            3,256         370,935

Plan Equity November 30, 1993                                      $      2,692    $       6,053    $    414,354


                (See accompanying Notes to Financial Statements)

                        UNITED TECHNOLOGIES CORPORATION
                       REPRESENTED EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The United Technologies Corporation Represented Employee Savings Plan (the Plan) is a defined contribution savings plan sponsored by United Technologies Corporation (United). Employees of United are eligible to participate in the Plan if the employees have completed at least one year of service and their employment is covered by a collective bargaining agreement that provides that such employees may participate in the Plan. Below is a brief description of the Plan. More complete information is provided in the plan document which is available from the Plan sponsor.

Members may elect, through payroll deductions, to make after-tax contributions of between $2 per week and the amount permitted by the related collective bargaining agreement. Certain members, depending on their collective bargaining agreement, may also make tax-deferred contributions. Member contributions are fully vested at all times under the Plan. The employer will make contributions with respect to each member equal in amount to 50 percent of the members contributions, up to specified limits. Generally, employer contributions become fully vested two years after first joining the Plan.

All contributions are credited to a member account maintained by the Plan Administrator. Contributions will be invested, pursuant to each member's direction, in one or more of the following funds: the Income Fund, the Equity Fund, the UTC Stock Fund, and the Global Fund, where permitted. Members may elect to have 100 percent of their contributions invested in one investment fund or may allocate the contributions in multiples of 25 percent among two or more of the funds. Members are permitted to transfer their accounts between investment funds once per quarter (in multiples of 10 percent).

The Income Fund is invested in contracts issued by five insurance companies designated by the Pension Investment Committee. Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance carriers. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance carrier. The weighted average rate set for the 1993 calendar year was 8.0 percent.

The Equity Fund may be invested in common or capital stocks of corporations, bonds or securities convertible into such stocks, or shares of any federally registered mutual fund or similar type of investment fund, including investment in any commingled trust fund managed by the Trustee, Bankers Trust Company, which is invested primarily in similar types of equity securities. During 1993 and 1992, the Equity Fund was invested principally in the Trustee's BT Pyramid Equity Index Fund, which is a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks. Interest and dividends earned by this investment are reinvested and increase market value.

The UTC Stock Fund consists principally of 86,564 and 83,887 shares of Common Stock of United at November 30, 1993 and 1992, respectively.

The Global fund may be invested in almost equal proportion in three different funds managed by the Trustee: the Pyramid International Securities Index Fund, the Pyramid Fixed Income Index Fund and the Pyramid Equity Index Fund. The International Securities Index Fund invests in four other international index funds managed by the Trustee. The Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded,

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high-grade domestic debt instruments.   Interest and  dividends earned by  these
investments are reinvested and increase market value.

Effective June 1, 1992, where permitted, members with at least two years of plan participation are allowed to borrow up to 50 percent of their account balances (excluding individual medical account contributions). Loan amounts can range from $1,000 to $50,000 and must be repaid in 5 years or less with interest.

Members may also make limited tax-deferred or after-tax contributions to an individual medical account (IMA), where permitted. The employer will contribute with respect to each member an amount equal to 75 percent of the member's IMA contribution. All contributions to an IMA will be invested 100 percent in the Income Fund and may not be withdrawn until retirement or termination.

Forfeitures of employer contributions are used to reduce employer contributions; earned but unapplied forfeitures will be applied against future employer contributions and are shown separately in the Statement of Income and Changes in Plan Equity.

Members who transfer to a new location of United which is covered by a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan, including available investment funds. Transfer of balances to the new savings plan will be governed by the terms of the collective bargaining agreements.

Employees participating in the Plan at year end were as follows:

                                                              November 30,
                                                            1993        1992
Income Fund                                               21,299      23,426
Equity Fund                                                6,248       6,433
UTC Stock Fund                                             1,317       1,407
Global Fund                                                  824         831

The participants above may have investments in more than one of the investment funds.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

United has entered into a master trust agreement with the Trustee. Under this agreement, certain employee savings plans of United and its subsidiaries combine their trust fund investments in the Master Trust. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The value of a unit in each fund is determined at the end of each month by dividing the sum of uninvested cash, accrued income and the current market value of investments by the total number of outstanding units in such funds. The plans receive income from the funds' investments which increase the unit values. Distributions reduce the number of participation units held by the plans.

The investments of the Income Fund are valued at cost plus accrued interest. The investments of the Equity Fund, the UTC Stock Fund, and the Global Fund are valued at market as determined by the Trustee by reference to published market data.

The expenses of operating the Plan are payable  out of the funds held under  the
Plan, unless the employer  elects to pay  such expenses.   The expenses for  the
1993 plan year were paid by the employer.

The Plan is not subject to federal income tax as the Plan and its related trust are considered by United to satisfy the qualification and exemption requirements

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of Sections 401(a) and 501(a) of the Internal Revenue Code.  United has received a favorable determination  letter (dated September  9, 1986)  from the  Internal
Revenue Service (IRS) to the effect that the Plan qualifies under Sections 401(a) and 501(a) of the Code. United intends to apply for a new determination letter from the IRS indicating that the Plan, as amended since the date of the most recent IRS determination letter, continues to be exempt from federal income
taxes under  Sections 401(a)  and 501(a)  of the  Code.   Under these  sections,
contributions by United, employees (at their election) and related earnings will be tax deferred until such amounts are distributed. It is expected, given the lack of substantive plan amendments, that a favorable determination will be issued from the IRS, and accordingly, no provision is made for federal income taxes.

NOTE 3 - INSURANCE CONTRACTS

The following is a summary of the insurance contracts held in the Master Trust Income Fund and the portion allocable to the Plan:

                                                                 November 30,
(Thousands of Dollars)                                      1993          1992
CIGNA                                                  $ 1,409,243    $ 1,327,089
Aetna                                                      543,882        543,230
Travelers                                                  455,988        465,195
Prudential                                                 249,747        224,129
Metropolitan Life                                          328,543        219,295
                                                       $ 2,987,403    $ 2,778,938

Amount of the contracts allocable to the Plan          $   342,013    $   312,318

NOTE 4 - GAIN ON SALE OF INVESTMENTS

The Trustee uses the average cost method in determining the cost of securities for purposes of calculating the gain or loss on the sale of securities. Gains and losses of the Master Trust funds are allocated to the participating plans based upon participation units at the month-end valuation date following the sale. The gains recognized by the Master Trust funds and amounts allocable to the Plan are as follows:

                                                                       UTC
(Thousands of Dollars)                                   Equity       Stock       Global
                                                         Fund         Fund         Fund
Proceeds from sale of securities                        $ 25,402    $ 22,566    $  2,213
Cost basis of securities sold                             14,898      13,527       1,828
Gain on sale                                            $ 10,504    $  9,039    $    385

Amount of the gain allocable to the Plan                $  1,771    $    380    $     18

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NOTE 5 - REQUESTED DISTRIBUTIONS

The following is a summary of distributions requested by participants which had not yet been paid at the respective plan year end:

                                 November 30,            November 30,
                                    1993                    1992
(Thousands ofDollars)         Dollars     Units       Dollars     Units
Income Fund                 $ 1,323      289,306    $   740     174,618
Equity Fund                     413       45,752        196      23,856
UTC Stock Fund                   24        5,155         26       8,203
Global Fund                       5        3,667          2       1,917
Loan Fund                       114      114,000         35      35,000

These amounts are reflected as liabilities in the Plan's Form 5500.

The November 30, 1992 Statement of Financial Condition has been restated in order to reflect requested distributions in the plan year in which paid.




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                                   SIGNATURES


The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated:  May 19, 1994      By:  Thomas F. O'Connor
                               Thomas F. O'Connor
                               Director, Retirement Programs
                               United Technologies Corporation



























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